Exhibit 99.2

STRICTLY PRIVATE AND CONFIDENTIAL

Date: 29 October 2026

New Margin Holding Limited

Attention: The Authorised Representative / Board of Directors

Dear Sirs,

Re:	Share Purchase Agreement dated 1 January 2026 between Seamless Group Inc. (the “Seller”) and New Margin Holding Limited (the “Buyer”) relating to Tranglo Sdn. Bhd. (the “Company”) (the “SPA”)

—	Proposed Reinstatement, Extension of the Longstop Date and Enlargement of the Transaction Perimeter

1. We refer to the SPA and to the parties’ continuing discussions concerning the status of the transaction contemplated under it (the “Transaction”).

2. As the parties are aware, the Conditions (as defined in the SPA) were not satisfied or waived by the Longstop Date of 30 September 2026 and, in the absence of a written agreement between the parties to extend the Longstop Date, the SPA terminated automatically in accordance with clause 2 of the SPA. Both parties nonetheless remain committed to the Transaction and have continued discussions in good faith in relation to the outstanding conditions, including the regulatory approvals and licensing matters affecting the Company (including the renewal of the Company’s money services business licence and the related approvals from Bank Negara Malaysia and other relevant authorities) and the discharge of the charging order over the Sale Shares, as disclosed by Currenc Group Inc. in its Report on Form 6-K dated 7 October 2026.

3. Accordingly, we propose, and by countersigning and returning this letter the Buyer agrees, as follows:

(a)	Reinstatement. The parties hereby agree to reinstate the SPA with effect from the date of countersignature of this letter, upon which the SPA shall continue in full force and effect, subject to the amendments expressly set out herein. Neither party shall rely on the expiry of the original Longstop Date, or the termination of the SPA prior to countersignature, as a ground for terminating or refusing to perform the reinstated SPA. The parties acknowledge that Ripple Markets APAC Pte. Ltd. (the “Investor”) exercised its tag-along rights by notice dated 23 January 2026 in respect of all 66,977 ordinary shares held by it in the Company, without prejudice to the parties’ respective rights and positions under the Shareholders’ Agreement.

(b)	Extended Longstop Date. The Longstop Date (as defined in the SPA) is amended to 31 March 2027, or such later date as may be agreed in writing by the Buyer and the Seller.

(c)	Funding Arrangements. The deadline of 31 August 2026 in Paragraph 3 of Schedule 2 to the SPA (Funding Arrangements) is amended to 28 February 2027.

(d)	Cooperation. Each party shall use its reasonable endeavours to procure satisfaction of the Conditions as soon as practicable and cooperate fully and in good faith:

(i)	in relation to renewal of the Company’s money services business licence and the regulatory change-of-control and director approvals under Paragraphs 1 and 5 of Schedule 2 to the SPA;

(ii)	with the Investor regarding discharge of the charging order over the Sale Shares, including mechanics under which the judgment debt may be settled out of the portion of the First Tranche at Closing payable to the Seller; and

(iii)	the execution of the Deed of Ratification and Accession under Paragraph 9 of Schedule 2 to the SPA.

(e)	Enlarged Transaction Perimeter – Proposed 100% Acquisition. The Buyer confirms its agreement in principle to acquire the entire issued share capital of the Company on that basis, at an aggregate consideration of US$666,666,666.67 (being the pro rata to the Purchase Price under the SPA).

The parties acknowledge that the Investor is not a party to this letter. The Tripartite Agreement referred to in paragraph (l) is intended to document and implement the proposed acquisition of the Investor’s shares, settlement of the judgment debt, discharge of the charging order and any agreed standstill.

Nothing in this paragraph imposes on the Buyer any obligation to acquire any Investor shares beyond any obligation already existing under the SPA and the Shareholders’ Agreement, or to make any payment in respect thereof, unless and until the Tripartite Agreement is executed.

The parties shall engage the Investor in good faith with a view to:

(i)	finalising documentation and completion mechanics for the proposed acquisition of the Investor’s shares;

(ii)	agreeing a mechanism for satisfying the Seller’s judgment debt to the Investor from the portion of the First Tranche otherwise payable to the Seller, separately from the consideration payable for the Investor’s own shares;

(iii)	seeking the Investor’s agreement to a mutually acceptable standstill of enforcement and execution proceedings pending Closing, whilst preserving its security rights unless otherwise agreed; and

(iv)	procuring discharge of the relevant security and withdrawal or discontinuance of related enforcement proceedings upon performance of the agreed settlement obligations.

(f)	Indicative Timetable. The parties shall use their reasonable endeavours to achieve the milestones set out in Annex A to this letter, which constitutes the parties’ agreed indicative completion timetable for the Transaction. Save for the Longstop Date (as extended pursuant to paragraph (b) above) and the date referred to in paragraph (c) above, no milestone shall constitute a Condition or give rise to any right of termination under the SPA. Any milestone requiring the cooperation or approval of the Investor, Bank Negara Malaysia or any other third party shall remain subject to such cooperation or approval being obtained. The parties shall pursue regulatory and licensing matters concurrently with discussions concerning the Tripartite Agreement.

(g)	Mutual Release. Each party irrevocably waives and releases any claim against the other arising solely out of the termination of the SPA by operation of clause 2 of the SPA upon the lapse of the original Longstop Date. Save as aforesaid, all accrued rights and remedies of the parties (including in respect of any breach of the SPA existing at or before such termination) are preserved.

(h)	No Other Variation. Save as expressly set out in this letter, all other terms and conditions of the SPA shall remain unchanged and in full force and effect upon its reinstatement, and this letter constitutes a binding agreement for the reinstatement and amendment of the SPA.

(i)	Governing Law and Arbitration. This letter, and any dispute, controversy or claim arising out of or relating to it (including its existence, validity, breach or termination), shall be governed by and construed in accordance with the law of Malaysia and resolved in accordance with clause 26 of the SPA (HKIAC arbitration, seat Hong Kong).

(j)	Seller’s Representations and Warranties. Subject to matters fairly disclosed in the Disclosure Schedule under the SPA or specifically disclosed to the Buyer in writing (including identified relevant disclosures in Currenc Group Inc.’s public filings), and to the qualifications, limitations and remedies in clauses 6 and 7 and Schedule 5 of the SPA, the Seller represents and warrants to the Buyer as at countersignature and, unless expressly stated otherwise, as at Closing, that:

(i)	the Seller has conducted, and shall procure that the Company conducts, the renewal of the Company’s money services business licence in compliance in all material respects with all applicable laws and regulations; and, so far as the Seller is aware, having made due and reasonable enquiry, there is no fact or circumstance which would reasonably be expected to result in the renewal being refused, the existing licence being revoked or suspended, or conditions being imposed which would reasonably be expected to have a material adverse effect on the Transaction. The Seller shall promptly notify the Buyer in writing of any material communication, query, investigation or enforcement action from Bank Negara Malaysia or any other relevant authority in connection with the licence renewal or the Transaction;

(ii)	so far as the Seller is aware, having made due and reasonable enquiry, there are no material liabilities, contingent liabilities, judgments, awards, security interests, charging orders or other encumbrances affecting the Company or the Sale Shares which have not been fairly disclosed to the Buyer in writing, other than liabilities incurred in the ordinary course of business consistent with past practice which are not materially adverse to the Transaction. Any breach of this representation and warranty shall be subject to the remedies, limitations and exclusions set out in the SPA; and

(iii)	other than the charging order referred to in paragraph 2, any rights or restrictions arising under the SPA or the Shareholders’ Agreement, and any matter otherwise fairly disclosed to the Buyer in writing, the Seller has not created, and so far as the Seller is aware there does not exist, any other pledge, lien, charge or other security interest over the Sale Shares.

(k)	Regulatory Failure and Termination. If the SPA terminates in accordance with its terms solely as a result of the non-satisfaction, by the Longstop Date (as extended), of the Conditions relating to the renewal of the Company’s money services business licence or any regulatory change-of-control or director approval required under the SPA, and such non-satisfaction is not attributable to a breach by a party of its obligations under the SPA or this letter, neither party shall be liable to pay any break fee, reverse break fee or other compensation solely by reason of such termination, except to the extent expressly required under the SPA. Any such termination shall be without prejudice to:

(i)	accrued rights and remedies, including in respect of any prior breach;

(ii)	provisions of the SPA or this letter expressed or intended to survive termination; and

(iii)	each party’s other rights and remedies under the SPA.

Any amount paid by the Buyer to the Seller in advance of Closing on account of the Purchase Price and retained by the Seller shall be returned within five (5) Business Days after termination, subject to the SPA’s provisions governing such payments.

(l)	Mutual Termination. The Buyer and the Seller may mutually agree in writing to terminate the SPA and this letter at any time prior to Closing, without either party being liable to the other for any break fee, penalty or compensation arising solely from such termination, including where the parties are unable to reach agreement with the Investor on the proposed acquisition of its shares or the terms of the Tripartite Agreement. Such termination shall not constitute an acknowledgment of any liability to the Investor arising from the non-completion of the Transaction or the proposed acquisition of the Investor’s shares.

(m)	Tripartite Agreement for Proposed Acquisition of Investor’s Shares . The parties shall use reasonable endeavours to negotiate and execute a tripartite agreement among the Buyer, Seller and Investor (the “Tripartite Agreement”) in relation to the proposed acquisition of the Investor’s shares, settlement of the Seller’s judgment debt, discharge of the charging order and any standstill.

This agreement shall supplement, and not replace or waive, the separate Conditions in Paragraphs 8 and 9 of Schedule 2 to the SPA; the Deed of Ratification and Accession required by Paragraph 9 must still be duly executed by the Investor unless the parties and Investor validly agree otherwise in accordance with the SPA.

The Seller shall not agree arrangements purporting to bind the Buyer, increase its payment obligations or alter the First Tranche or Closing mechanics without the Buyer’s prior written consent.

Any payment by the Buyer to the Investor in satisfaction of the Seller’s judgment debt shall be made from the portion of the First Tranche otherwise payable to the Seller, under the Seller’s written payment direction and an express agreed variation or implementation of clause 4.6 of the SPA; such payment shall constitute a corresponding discharge of the Buyer’s purchase-price obligation to the Seller and shall be separately identified from consideration for the Investor’s own shares.

The Tripartite Agreement shall provide for payment against delivery of appropriate discharge and release documents and undertakings or court filings necessary to discharge the charging order and discontinue related enforcement, with effectiveness upon receipt of cleared funds or as soon as practicable thereafter under applicable procedures.

The parties shall seek the Investor’s agreement to a standstill pending Closing on mutually acceptable terms.

Each party shall bear its own legal and advisory costs of negotiating and executing the Tripartite Agreement, and the Seller shall bear court, registry and other official costs of discharging the charging order, unless otherwise agreed.

4. This letter may be executed in counterparts, each of which shall constitute an original and all of which together shall constitute one and the same instrument. For the purposes of this letter, a reference to writing includes email.

5. Kindly confirm your agreement to the above by signing and returning a copy of this letter by no later than 31 October 2026, whereupon this letter shall take effect as a binding reinstatement and amendment agreement between the parties from the date of your countersignature.

Yours faithfully,

For and on behalf of

Seamless Group Inc.

/s/ Kong King Ong Alexander
Name:	Kong King Ong Alexander
Designation:	CEO & Director

Acknowledged and Agreed

For and on behalf of

New Margin Holding Limited

/s/ Ye Tian
Name:	Ye Tian
Designation:	Director
Date:	29 October 2026

ANNEX A – INDICATIVE COMPLETION TIMETABLE

(referred to in paragraph 3(f))

Milestone	Target Date
Countersignature of this letter by the Buyer	Upon agreement / as soon as practicable
Commencement of engagement with the Investor on the Tripartite Agreement, judgment settlement and proposed standstill, and withdrawal of objections to licensing matters	Promptly following execution of this letter
Execution of the Tripartite Agreement among the Buyer, the Seller and the Investor	By 31 December 2026
Progression of the Company’s money services business licence renewal and regulatory change-of-control and director approval applications (Paragraphs 1 and 5 of Schedule 2 to the SPA)	Throughout the extended period, concurrently with discussions with the Investor
Funding demonstration by the Buyer (Paragraph 3 of Schedule 2 to the SPA)	By 28 February 2027
Satisfaction or waiver of the remaining Conditions and Closing	By 31 March 2027 (extended Longstop Date)

Note: This timetable is indicative only and is to be read in accordance with paragraph 3(f) of this letter. Regulatory and licensing matters shall be progressed concurrently with negotiations with the Investor and shall not await execution of the Tripartite Agreement.